UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25
SEC File Number 000-50373
NOTIFICATION OF LATE FILING	CUSIP Number

(Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ X ] Form 10-Q [ ] Form N-SAR [ ] Form N-CSR

For Period Ended:  March 31, 2005

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Spectrum Sciences & Software Holdings Corp.

Full Name of Registrant

N/A

Former Name if Applicable

91 Hill Avenue NW

Address of Principal Executive Office (Street and Number)

Fort Walton Beach, Florida  32548

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate).

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant’s Quarterly Report on Form 10-QSB cannot be filed within the prescribed time period due to the Registrant needing additional time to complete the requisite financial statements and the review of the same with the Registrant’s accountants.

PART IV — OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification:

Nancy C. Gontarek	___(850)___	____796-0909____
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed?  If answer is no, identify report(s).

[ X ] Yes [ ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ X ] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based on unaudited and unreviewed financial statements, the registrant anticipates reporting that revenues for the first quarter of 2005 decreased to $2,542,610 million from $3,596,578 million for the comparable period in 2004.  The loss of the Gila Bend operations and management contract as of September 31, 2004 and its $800,000 per month in revenues accounted for the quarterly decrease.  Spectrum’s first quarter 2005 cash, cash equivalents and short-term investments were approximately $15.8 million as compared to $1.4 million at the end of the same period in 2004.  The increase in cash, cash equivalents and short-term investments is the result of the exercise of stock options in the second quarter 2004 and the inclusion of the cash, cash equivalents and short-term investments attributable to all three subsidiaries of the Registrant in the first quarter of 2005.  The Registrant further expects to report operating expenses of $2,293,195, a net operating loss of $1,898,721 and a net loss of $1,767,691 for the three month period ended March 31, 2005.  The change in the results of operations is due primarily to the recording of non-cash expenses in the amount of approximately $755,000 related to the issuance of stock options to directors, officers, and employees and certain other expenses in the approximate amount of $145,000 associated with the closeout of the Gila Bend contract and the ongoing legal proceedings incurred during the first quarter 2005 which are anticipated to be non-recurring.

Spectrum Sciences & Software Holdings Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:      May 16, 2005

By

/s/

NANCY C. GONTAREK

Nancy C. Gontarek

Chief Financial Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.

This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.

One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act.  The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.

A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.

Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished.  The Form shall be clearly identified as an amendment notification.

5.

Electronic Filers.  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.  Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 nor §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

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